Japan Airlines System Corporation

JAL Bldg. 2-4-11, Higashi-Shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492

February 10, 2004

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. Notice on the purchase of Company shares
2. Notice of share exchange agreement for reorganizing Japan Asia Airways as a wholly-owned subsidiary of Japan Airlines System

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

Yours sincerely,

Ko Saruwatari

Director,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
ko.saruwatari@jal.com

Katsumasa Tomizawa

Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

04 FEB 26 AM 7:21

January 22, 2004

Japan Airlines System Corporation
Isao Kaneko, President & CEO
4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo
Securities Code No. 9205 (First sections of Tokyo, Osaka and Nagoya stock exchanges)
Inquiries: Yasuyuki Tanaka, Manager, IR Division(?)
Tel: +81-3-5769-6098

Notice on the purchase of Company shares

(acquisition of the Company's own shares in accordance with stipulations in Article 211-3 of the Commercial Code)

At the meeting of the board of directors held on January 21, 2004, the Company made a resolution for the purchase of the Company's own shares held by two subsidiaries in accordance with the stipulations in Article 211-3 of the Commercial Code, and signed contracts with the said two companies on January 22, 2004. Details are as follows.

Name of subsidiaries	Japan Airlines Co., Ltd.	Japan Air System Co., Ltd.
Outline of the Acquisition of shares		
Type of shares	Common shares	Common shares
Number of shares to be purchased	12,309,000 shares	77,000 shares
As a percentage of the total number of shares issued and outstanding	0.62%	0.00%
Total acquisition cost	Approximately ¥3.7 billion	
Scheduled date for purchase	January 26, 2004	

January 22, 2004

Japan Airlines System Corporation
4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo
Isao Kaneko, President
Securities Code No. 9205 (First sections of Tokyo, Osaka and Nagoya stock exchanges)
Inquiries: Yasuyuki Tanaka, Manager, IR Division
Tel: +81-3-5769-6098

Japan Asia Airways Co., Ltd.
4-11, Higashi-Shinagawa 2-chome, Shinagwa-ku, Tokyo
Mamoru Ichikawa, President
Inquiries: Takashi Habu, Deputy General Manager, Planning &
Finance Division
Tel: +81-3-5460-7285

Notice of share exchange agreement for reorganizing Japan Asia Airways as a wholly-owned subsidiary of Japan Airlines System

Japan Airlines System Corporation (hereinafter Japan Airlines System) has recently decided to reorganize its affiliated company Japan Asia Airways Co., Ltd. (hereinafter Japan Asia Airways) as a wholly-owned subsidiary of Japan Airlines System in accordance with the simplified procedure for share exchange. The share exchange agreement was concluded after due resolutions were made by both boards of directors. Details are as follows.

1. Reasons for the share exchange
With the aim of raising the enterprise value of the Japan Airlines System Group (hereinafter JAL Group), Japan Airlines System intends to strengthen the international passenger business of the Group and raise the efficiency of flight operations, including on Taiwan routes. Accordingly, Japan Airlines System has decided to reorganize its affiliated company Japan Asia Airways as a wholly-owned subsidiary utilizing the simplified share exchange procedure, taking into account the advantages liable to accrue from the application to the affiliate of the consolidated taxation system that Japan Airlines System adopted beginning with fiscal 2003. As a core member of the JAL Group with responsibility for Taiwan routes, Japan Asia Airways will enhance its relationship with Japan Airlines Co., Ltd., currently its parent company, over a broad area, to establish a corporate structure enabling the swifter implementation of unified business strategies.

2. Terms and conditions for the share exchange
(1) Schedule
January 21, 2004

Board of Directors' meeting held for approval of the share exchange agreement (Japan Airlines System)

January 22, 2004

Board of Directors' meeting held for approval of the share exchange agreement (Japan Asia Airways)

The share exchange agreement concluded

February 9, 2004

Regular general meeting of shareholders to be held (for approval of the share exchange agreement)

April 1, 2004

Date for share exchange

(*) No date is scheduled for holding the extraordinary general meeting of shareholders at Japan Airlines System, as the simplified procedure stipulated in Article 358 of the Commercial Code of Japan shall be applied to the share exchange.

(2) Share exchange ratio

Company name	Japan Airlines System	Japan Asia Airways
Share exchange ratio	1	18.33

Notes:

1. Ratio for share exchange

One share of Japan Asia Airways shall be exchanged for 18.33 shares of Japan Airlines System

2. Basis for calculation of the share exchange ratio

The two companies reached an agreement for calculation of the share exchange ratio, making reference to calculations made by Shin Nihon Ernst & Young. The ratio for the share exchange mentioned above is subject to change upon negotiation of the two parties in the case of significant changes in the bases for calculation.

3. Third-party assessment of enterprise value of the two companies

Shin Nihon Ernst & Young calculated the share exchange ratio on the basis of a comprehensive assessment of the share prices of the two companies, utilizing market value based on share prices over the latest three months for Japan Airlines System, and the current fair value of shareholders' equity and discounted cash flow for Japan Asia Airways.

4. Number of shares to be issued and shares in treasury for the share exchange

Number of newly-issued shares (common shares: 65,000,000)

Treasury shares (common shares: 16,018,600)

Total: 81,018,600 shares

Japan Airlines System shall purchase its own shares held by its subsidiaries Japan Airlines and Japan Air Systems by the share exchange date. For further details, please refer to "Notice on the purchase of Company shares" dated January 22, 2004.

5. Initial date of reckoning for profit distribution

Initial date of reckoning for profit distribution on new shares shall be April 1, 2004.

(3) Payments for share exchange

No money shall be paid for the share exchange.

3. Outline of the companies subject to the share exchange

(1)	Name of company	Japan Airlines System Corporation	Japan Asia Airways Co., Ltd.
(2)	Main business lines	A shareholding company of air transport companies, which also engage in related businesses, responsible for management of these air transport operation companies and affiliated work	An air transport operation company engaging in regular and non-regular flights, aircraft maintenance and related or affiliated businesses
(3)	Date of establishment	October 2, 2002	August 8, 1975
(4)	Location of head office	Shinagawa-ku, Tokyo	Shinagawa-ku, Tokyo
(5)	Representative	Isao Kaneko, President	Mamoru Ichikawa, President
(6)	Paid-in capital	¥100,000 million	¥4,310 million
(7)	Number of shares issued and outstanding	1,980,465,250	4,420,000
(8)	Shareholders' equity (as of September 30,	¥289,456 million	¥9,559 million
(9)	Total assets(as of September 30, 2003)	¥741,021 million	¥25,308 million
(10)	Balance sheet date	March 31	March 31
(11)	Employees (as of September 30, 2003)	129	734
(12)	Main business partners	Japan Airlines Co., Ltd., Japan Air System Co., Ltd.	Japan Airlines Co., Ltd.
(13)	Major shareholders and their equity stakes(as of September 30, 2003)	Mizuho Corporate Bank, Ltd. (4.07%) Tokyu Corporation (4.05%) Eitaro Itoyama (3.53%) Japan Trustee Services Bank, Ltd. (Trust account) (2.77%) The Tokio Marine and Fire Insurance Co., Ltd. (2.64%)	Japan Airlines Co., Ltd. (90.5%) Mizuho Corporate Bank, Ltd. (1.35%) 15 other companies
(14)	Principal banks	Development Bank of Japan Japan Bank for International Cooperation Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, UFJ Bank Ltd. Sumitomo Mitsui Banking Corp.	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.

(15) Relationship of companies

Capital: Japan Airlines Co., Ltd., a wholly-owned subsidiary of Japan Airlines System Corporation, holds approximately 90.5% of outstanding shares issued by Japan Asia Airways Co, Ltd.

Personnel: A corporate auditor of Japan Airlines System Corporation is concurrently serving as a corporate auditor of Japan Asia Airways Co., Ltd.

Business transactions: No direct business transactions have so far taken place.

(16) Business results for the latest three terms (¥ million)

Japan Airlines System

Term: year ended March 2003

Operating revenues: 3,176

Operating income: 188

Recurring profit: 40

Net income: 11

EPS: 0.01 yen

Dividend per share: 4 yen

Shareholders' equity per share: 146.24 yen

Payout ratio: 66,495.6%

* No business results other than the above are available as the Company was established in October 2002.

(¥ million)

	Japan Asia Airways		
Terms: years ended	March 2001	March 2002	March 2003
Operating revenues	56,855	55,091	56,704
Operating income	4,132	1,883	3,916
Ordinary Income	4,283	1,771	3,559
Net income	586	1,176	1,044
EPS	132.61 yen	266.26 yen	236.28 yen
Dividend per share	50 yen	50 yen	50 yen
share	2,511.24 yen	2,723.68 yen	2,914.88 yen
Payout ratio	37.7%	18.8%	21.2%

4. Changes resulting from share exchange:

(1) Name of companies, business lines, location of head offices and names of representatives of the two companies shall remain unchanged.

(2) Paid-in capital:

No capital increase shall be recognized for Japan Airlines System.

(3) Effects on business results for Japan Airlines System on a consolidated basis:

Since Japan Asia Airways is included in the scope of consolidation for Japan Airlines Co, Ltd., a wholly-owned subsidiary of Japan Airlines System, no significant changes in business performance are expected as a result of the share exchange.

We will strengthen our efforts to achieve more efficient and integrated flight operations for Japan Airlines Co., Ltd. and Japan Asia Airways to contribute to the consolidated business performance.